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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $24,426,000, and an affiliate of the Adviser, which invested roughly $2,714,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Opportunistic Acquisition: Industrial property near Phoenix, AZ

The property is ideally located to potentially serve as a "last-mile" distribution facility, an asset class that we believe will continue to be crucial for many businesses and as a result experience outsized demand.

As part of our broader strategy to opportunistically acquire high quality properties during the current downturn, we've closed on a 570,000 square foot Class-A industrial property near Phoenix, Arizona, for a purchase price of roughly $82.7 million. The property is conveniently located just 30 minutes from downtown Phoenix and within two miles of the Loop 303 corridor and newly-constructed Northern Parkway, providing access to major transportation arteries that lead to key markets in the western United States, such as Los Angeles, Las Vegas, Central Phoenix, and Salt Lake City.

As demand for more and faster delivery continues to grow, we believe that "last-mile" distribution facilities located close to major population centers will become increasingly important for retailers.

This acquisition was made by a joint venture between two Fundrise sponsored funds. Including budgeting for renovations, soft costs, and other fees, the Flagship Fund invested roughly $24.4 million, and the East Coast eREIT invested roughly $2.7 million, bringing our total projected equity commitment to roughly $27.1 million.

Strategy

This investment follows a Value Add strategy.

Business plan

The newly constructed Class-A building is located within the West Valley region, part of the core industrial submarket of Phoenix, and well-suited for a variety of industrial applications, including as a last-mile distribution

facility. The West Valley has established itself as a thriving industrial hub as Phoenix has expanded at an exceptional pace over the last decade, shaping into the fifth-largest city in the nation. As the MSA grows, the businesses based there require efficient distribution systems, which are serviced by properties like this one.

A last-mile distribution center, also referred to as a terminal building or sorting center, acts as a handoff point to connect 18-wheeler trucks, which typically carry goods in bulk across longer distances, with the smaller vehicles that make the final leg of the journey to drop off packages at individual homes and businesses. The cross-dock configuration and high ceilings of this property makes it an ideal fit for industrial tenants and an attractive option for businesses looking to expand, further contributing to the high demand we've already seen.

We plan to hold and manage the property over the long term, leasing the space with the goal of earning regular rental income, and then eventually selling the property at a profit.

An opportunistic acquisition strategy taking advantage of market adversity

As we've communicated most recently in our 2023 Q1 letter and article about the broader credit environment, we believe the current volatility in financial markets represents a rare buying opportunity for long-term investors. While challenging to navigate, economic downturns often create unique windows in which to acquire properties at exceptional pricing. It's these periods, when other market players are on the defensive or even distressed, that we believe are the best time to buy.

Why we invested

- **Prime location:** Thirty minutes from downtown Phoenix and within six miles of major transportation arteries leading to key markets in the Western United States, the property is well-positioned to serve as a distribution center for businesses across the metropolitan area.

- **Healthy local economy:** In 2022, the Phoenix area's population grew by 1.3%, a much faster rate than the national average of 0.4%, and is expected to double in the next two decades, according to the U.S. Census. Phoenix is the emerging cradle of US semiconductor manufacturing with Intel and TSMC investing over $60 billion in new facilities in the region, driving growth across the entire local economy.

- **High-demand property type:** In order to efficiently distribute goods across major metropolitan areas, companies ranging from online grocery delivery to e-commerce retailers need space in highly specific locations with access to regional transportation. Major cities like Phoenix have a limited supply of industrial sites that meet those requirements. The Phoenix MSA is one of the fastest-growing MSAs in North America, adding to the region's low vacancy rate and further increasing demand for industrial facilities, according to the latest CBRE industrial report.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Flagship Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Flagship Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

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